            MENTOR GRAPHICS EXTENDS TENDER OFFER FOR
                   QUICKTURN DESIGN SYSTEMS


WILSONVILLE, OR, DECEMBER 3, 1998 -- Mentor Graphics Corporation (Nasdaq: MENT) today announced that it has extended its $12.125 per share cash tender offer for all outstanding shares of the common stock of Quickturn Design Systems, Inc. (Nasdaq: QKTN) to 12:00 Midnight, New York City time, on Monday,
January 11, 1999, unless extended.

The tender offer has been extended to three days after the special meeting of Quickturn's stockholders which will be held on January 8, 1999 as a result of the decision on December 2, 1998 by the Delaware Court of Chancery. The record date for stockholders to vote in the special meeting is November 10, 1998.

As of the close of business on December 3, 1998, 9,229,265 shares of Quickturn common stock had been validly tendered into the Offer, which, together with the 591,500 shares already owned by Mentor, represents approximately 54.0 percent of Quickturn's outstanding common stock (based upon 18,077,059 shares outstanding as of October 31, 1998). The shares tendered represent 51.0 percent of the outstanding common stock.

Mentor's Offer to Purchase, proxy solicitation materials and related documents are available on a Mentor World Wide Web site at http://www.mentorg.com/file.

The Dealer Manager for the Offer is Salomon Smith Barney. The Information Agent for the Offer is MacKenzie Partners, Inc., which can be reached toll-free at 800-322-2885 or by collect call at 212-929-5500.

Contacts:    Ry Schwark                      Roy Winnick/Todd Fogarty
             Director of Public Relations    Kekst and Company
             503/685-1660                    212/521-4800


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